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                            March 30, 2023

       Jacquelyn Fahey Sandell
       Chief Legal Officer
       Jounce Therapeutics, Inc.
       780 Memorial Drive
       Cambridge, Massachusetts 02139

                                                        Re: Jounce
Therapeutics, Inc.
                                                            Schedule 14D-9
filed March 27, 2023
                                                            File No. 005-89831

       Dear Jacquelyn Fahey Sandell:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 filed March 27, 2023

       Additional Information and Where to Find It

   1. The SEC Reference Room no longer provides a means for shareholders to access periodic report filings;
however, those filings are generally available on the SEC's EDGAR system.
                                                        Please revise your
disclosure accordingly.
       General

   2. This filing incorrectly uses the EDGAR "tag" for a Schedule 14D-9, when it should be filed as a Schedule
14D-9C. All future preliminary communication filings should be made under cover of
Schedule 14D-9C. Please confirm your understanding in your
                                                        response letter.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jacquelyn Fahey Sandell
Jounce Therapeutics, Inc.
March 30, 2023
Page 2




       Please direct any questions to Christina Chalk at 202-551-3263 or Blake Grady at 202-
551-8573.



FirstName LastNameJacquelyn Fahey Sandell                 Sincerely,
Comapany NameJounce Therapeutics, Inc.
                                                          Division of
Corporation Finance
March 30, 2023 Page 2                                     Office of Mergers &
Acquisitions
FirstName LastName